NEWS RELEASE
                                          Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                     Subject Company:  Grey Wolf Exploration Inc
                                                        (no Commission File No.)


  ABRAXAS OFFER TO EXCHANGE STOCK FOR GREYWOLF EXPLORATION INC. FILED WITH SEC

SAN ANTONIO, TX (June 13, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) announced today that it had filed a Registration Statement on Form S-4 under the Securities Act of 1933 which contains the offer by Abraxas Acquisition Corporation, a newly-formed, wholly-owned Canadian subsidiary of Abraxas, to exchange 0.6 of a share of common stock of Abraxas Petroleum Corporation for each outstanding common share of Grey Wolf Exploration Inc. (TSE:GWX) with the Securities Exchange Commission. The offer will be tendered to the Grey Wolf Exploration shareholders after the Registration Statement becomes effective.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO EXCHANGE BE ACCEPTED, PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO EXCHANGE NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

Abraxas Petroleum Corporation is a San Antonio-based integrated crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com